UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 27, 2025 announcing the approval by the CMB of the registrant's merger through acquisition with its subsidiary, Artel Bilişim Servisleri A.Ş.

Istanbul, November 27, 2025

Announcement Regarding the Merger Through Acquisition with Our Subsidiary Artel

Bilişim Servisleri A.Ş. / CMB Approval

The application made to the Capital Markets Board (“CMB”) on September 16, 2025 for the "Merger via Facilitated Procedure" with our wholly owned subsidiary Artel Bilişim Servisleri A.Ş. (“Artel”) was approved* with the decision published in the bulletin dated November 25, 2025 and numbered 2025/60.

*The announcement text and merger agreement are available in Turkish on our website.

Board Decision Date	: 22.08.2025
Merger Model	: Merger Through Acquisition
Date Of Financial Statements Base To Merger	: 30.06.2025
Currency Unit	: TRY

Acquired Company	Trading on the Stock Exchange/Not Trading On The Stock Exchange
Artel Bilişim Servisleri A.Ş.	Not Trading on The Stock Exchange

Share Group Info	Paid In Capital	Amount Of Capital to Be Increased Due to The Acquisition (TRY)	Capital To Be Decreased (TRY)	Target Capital	New Shares to Be Given Due To Merger
Group A, Not Trading, TRETCEL00012	330,000,000			330,000,000
Group B, TCELL, TRATCELL91M1	1,870,000,000			1,870,000,000
TOTAL	TRY 2,200,000,000	TRY 0	TRY 0	TRY 2,200,000,000

	Paid In Capital	Amount Of Capital To Be Increased Due To The Acquisition	Capital To Be Decreased	Target Capital
TOTAL	TRY 2,200,000,000	TRY 0	TRY 0	TRY 2,200,000,000

CMB Application Date Regarding the Merger	16.09.2025
CMB Application Result Regarding the Merger	Approval
CMB Approval Date Regarding the Merger	25.11.2025

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 28, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 28, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer